Contact

www.linkedin.com/in/
patriciaramirezpinckney (LinkedIn)
rimastrategy.com (Other)

Top Skills

Market Research
Marketing Strategy
Strategic Planning

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Patricia Ramirez Pinckney

Founder/Fractional CMO. Consulting and training to convert the U.S. Latino market to customers/employees
Atlanta

Summary

From facts to action. At RIMA we make sure that our clients succeed by strategizing and capitalizing on the trends that corporate changemakers and thought leaders are already addressing in today's ever-changing U.S. market.

U.S. Latinos are a rapidly growing economic engine. Yet, most executives don't have thousands of hours to spend researching and analyzing data or developing hit-or-miss growth strategies to connect with this market. We can help.

Patricia is the co-founder of RIMA Strategy and Marketing (formerly Mojo Communication and Marketing), which provides fractional Chief Marketing and Strategy Officer services that help organizations of all sizes achieve quantifiable growth objectives. Patricia's signature approach combines her brand development experience at Fortune 500 companies and nonprofit organizations with a deep understanding of cultural nuances cultivated through decades of work with leading multicultural and market intelligence experts.

While at Procter & Gamble, Coca-Cola, and BBVA, Patricia played a key role in positioning leading brands internationally, including Sprite, Fanta, Minute Maid, Pampers, Head and Shoulders, and more. She is an expert on what is known as the "New Mainstream Economy" and possesses a unique ability to help organizations develop strategies that capture the impressive (but often overlooked) economic power and growth potential of the booming Latino population.

As a multicultural expert fluent in English and Spanish, Patricia effortlessly crosses cultural boundaries to effectively collaborate with stakeholders of diverse backgrounds and mindsets. This ability, along with a solid quantitative base developed from years of analyzing data, serve as the foundation for successful acculturated

strategies to reach multiple audiences in today's multicultural markets.

Patricia is a results-oriented strategist. Her singular approach adapts big-company success principles to growth-stage ventures. Applied in both nonprofit and for-profit organizations, her methodology helps organizations grow and evolve sustainably while also reaching quantitative performance metrics.

A lifelong student of mindfulness practices rooted in neuroscience and emotional intelligence, Patricia views these principles as fundamental to her commitment to make a positive impact on businesses and society. The founder of The U.S. Latino Cultural Competence Institute, she champions organizations working to make a positive difference in society, especially those focused on financial literacy, child advocacy and education.

Experience

RIMA Strategy and Marketing (formerly Mojo Communication and Marketing)
Co-Founder/Fractional CMO/ Expert in Multicultural Markets
2008 - Present (14 years)
Atlanta, Georgia, United States

• We work as an extension of your team in two areas:
1. Fractional Chief Marketing Officer services
2. Consulting and training as experts in converting the U.S. Latino market to CUSTOMERS AND/OR EMPLOYEES: U.S. Latinos are the fastest-growing demographic and economic market, comprising 25% of Gen Z and 21% of millennials with a staggering $1.7 Trillion in purchasing power.
• We bring "big company" marketing intelligence and execution to medium and growth-stage ventures based on our team's experience working with Fortune 500 Companies
• We deliver results through quantitative rigor and cross-functional collaboration, all without the full-time cost of top-tier professionals.

Tel2Net
Vice President Of Business Development
2005 - 2009 (4 years)

• Exceeded sales projections three consecutive years by opening connections in over a hundred rural markets.
• Drove cross-functional collaboration of the sales and marketing teams to develop the marketing and distribution of services in the US and Mexico.
• Built telecommunication strategy to open digital platforms in Mexico.

WESTSIDE HOMELESS PARTNERSHIP INC
Chief Executive Director
2002 - 2005 (3 years)

• Doubled the services delivered by increasing fundraising and developing promotional materials and educational programs.
• Established sound working relationships and cooperative arrangements with government entities and community organizations, through active participation of board members, volunteers and staff.

BBVA en México
Senior Director Of Marketing
1993 - 1995 (2 years)

• Established Marketing Department for private banking and trading in the U.S. and Mexico and developed communication and advertising strategies for the company's financial products.
• Synthesized complex financial information and developed clear positioning statements and strategies resulting in successful product launches and accelerated revenue generation.
• Played a key leadership role in the organizational change that resulted from the merger of Casa de Bolsa Probursa/Bancomer/BBVA from private banking, trading, and financial product-driven institutions to a consumer-focused company; resulting in more successful products, higher client satisfaction, and greater profits.

Coca-Cola FEMSA
Group Brand Manager
1991 - 1993 (2 years)

• Conceptualized and implemented annual business plans for Sprite, Fanta, and Minute Maid including concept development, distribution, promotions, and advertising (annual budget of $36 million dollars).
• Negotiated and persuaded marketing investments with bottlers throughout the country and negotiated character usage and sponsorships with companies such as Disney.

• Developed and executed successful brand promotion and advertising plans with advertising agencies.

Procter & Gamble México
Market Research Brand Manager
1986 - 1989 (3 years)

• Managed the development and execution of over 50 research projects to enhance market share and profitability, and support the introduction of new products, advertising campaigns, and promotions in Latin America.
• Conducted quantitative and qualitative studies, including in-depth interviews, usage patterns, advertising effectiveness, intent to purchase, pricing, habits and practices, concept, and usage.
• Established a market research office based in Guatemala.

Education

Instituto Tecnologico y de Estudios Superiores de Monterrey
Bachelor in Business and Marketing, Business and Marketing

Tecnológico de Monterrey
Bachelor of Business and Marketing